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                                                                  [METLIFE LOGO]

MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

August 17, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   MetLife Investors USA Separate Account A
      MetLife Investors USA Insurance Company
      File Nos. 333-54464 and 811-03365
      SEC Accession No. 0001193125-11-171848
      Form AW -- Withdrawal of amendment to a registration statement filed under the Securities Act

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("1933 Act"), MetLife Investors USA Insurance Company (the "Depositor") and MetLife Investors USA Separate Account A (the "Registrant") hereby request withdrawal of Registrant's Post-Effective Amendment No. 40 under the 1933 Act and Amendment No. 396 under the Investment Company Act of 1940, as amended, to the above-referenced registration statement filed on June 23, 2011 (SEC Accession No. 0001193125-11-171848) (the "Amendment") for Depositor's Series VA variable annuity contracts.

The Depositor and the Registrant are requesting withdrawal of the Amendment, consistent with discussions with the Securities and Exchange Commission staff. No securities were sold in connection with the Amendment.

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Page 2
Securities and Exchange Commission
August 17, 2011

If you have any questions regarding this matter, please contact Tom Conner of Sutherland Asbill & Brennan LLP at (202) 383-0590.

Sincerely,

MetLife Investors USA Insurance Company

/s/ Paul L. LeClair
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Paul L. LeClair
Vice President

MetLife Investors USA Separate Account A

/s/ Paul L. LeClair
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Paul L. LeClair
Vice President

CC:   W. Thomas Conner, Esq.
      John Richards, Esq.